Exhibit 99.1

Silvercorp Updates El Domo Development Plans and Staffing

Trading Symbols:
SVM (TSX/NYSE American)
SRL (TSXV), SRLZF (OTCQB)

VANCOUVER, BC, Aug. 21, 2024 /CNW/ - With the successful acquisition of Adventus Mining Corporation on July 31, 2024 and the receipt of the Change of Phase for the El Domo copper-gold project (the "Project") (see August 6, 2024 news release), Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM), its Ecuadorian subsidiary, Curimining S.A. ("Curimining"), and Salazar Resources Limited (TSXV: SRL) (OTCQB: SRLZF) ("Salazar", collectively with Silvercorp, and Curimining,  the "Companies"), are pleased to report that the Companies have initiated the process for construction with a goal to bring the Project into production some time in 2026, as previously planned.

Senior Mining Executives Added to the Team

Silvercorp has recently hired Jaymes Dircks to be the General Manager of Curimining, to lead the construction of the Project. Jaymes specializes in mine construction and project management. Previously, he worked at B2Gold Corp. where he was the General Manager of B2Gold Nunavut. Prior to that, he was with Sabina Gold & Silver Corp. where he was the construction director of the Backriver Project in Nunavut, and Aldridge Minerals Inc. where he was the EPC director for the Yenipazar mine in Turkey. Jaymes has over 30 years of experience in all aspects of mining development, with a focus on on-site construction leadership. Jaymes will spend the preponderance of his time in Ecuador at the Project site.

In addition to Jaymes, the Company has also hired a senior mining engineer with experience in building and operating large scale open pittable copper mines.

Construction Preparation and Flowsheet Improvement

The Company has also identified several priority and parallel projects, such as 1) further metallurgical test work to improve metal recoveries, 2) advancing the power supply for mine operation, as well as optimization and improvement of access infrastructure, 3) completing Detailed Engineering Design, including the improved operational efficiency of the process plant, mining pit optimization and construction planning based on the 2021 Feasibility Study1, and 4) reviewing and selecting suitable vendors, such as experienced mine, process plant and tailings storage facility builders, and processing equipment manufacturers for the mills.

The metallurgical test work may have the most impact on the improvement of the economics of the Project. The current flow sheet, as defined in the 2021 Feasibility Study, floats all sulphide minerals ("bulk float") in the rougher circuit, including copper ("Cu"), zinc ("Zn"), lead ("Pb") and pyrite first, and then separates copper, zinc, and lead into three different concentrates, with approximately 36% of the gold ("Au") and 33% of the silver ("Ag") reporting to the  copper concentrate, and approximately 15% of the Au and 24% of the Ag reporting to the zinc concentrate.

After reviewing the 2019 metallurgical study by Base Met Labs, located in Kamloops, British Columbia and Curimining, the Company has found that the tests that sequentially floating copper first yielded much higher Au and Ag recoveries (see table below) at the lower concentrate mass pull than the current bulk flotation flowsheet, especially the Test #26, which yielded a rougher copper concentrate with 87% Cu, 74% Au, and 53% Ag recoveries.  For unknown reasons, these sequential selective flotation of copper upfront tests were not continued after 2019.

Table 1. (CNW Group/Silvercorp Metals Inc)

Based on this analysis, the Company plans to drill for metallurgical samples for further testing. Any potential process optimization arising from this test work will still result in the Project producing the same three different concentrates via a flotation process. In parallel to the metallurgical drilling, a five-hole geotechnical drilling campaign has also been planned to optimize open pit slope design and mine planning.

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[1] NI 43-101 Technical Report Feasibility Study Curipamba El Domo Project Central Ecuador, Effective Date October 26, 2021, available on www.sedarplus.ca

Qualified Person

Jinxing Ji, P. Eng., an independent consultant engaged by Silvercorp is a qualified person under National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), and has reviewed and given consent to the scientific and technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long-life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) a long-term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

About Salazar

Salazar Resources Limited is focused on creating value and positive change through discovery, exploration, and development in Ecuador. The team has an unrivalled understanding of the geology in-country and has played an integral role in the discovery of many of the major projects in Ecuador, including the two newest operating gold and copper mines. Salazar Resources has a wholly owned pipeline of copper-gold exploration projects across Ecuador with a strategy to make another commercial discovery and farm-out non-core assets. The Company actively engages with Ecuadorian communities and together with the Salazar family it co-founded The Salazar Foundation, an independent non-profit organization dedicated to sustainable progress through economic development. The Company already has carried interests in three projects. At its maiden discovery, Curipamba, Salazar Resources has a 25% stake fully carried through to production. At two copper-gold porphyry projects, Pijili and Santiago, the Company has a 20% stake fully carried through to a construction decision.

About the El Domo Project

El-Domo is a high grade copper-gold project located in Central Ecuador, approximately 150 km northeast of the major port city of Guayaquil – about a 3-hour drive. The project concessions span low-lying hills and plains between 300 to 900 masl. El Domo is a flat-lying tabular shaped VMS deposit, with mineralization beginning at 30 metres from surface and dimensions of approximately 800 x 400 metres. Three well-maintained gravel roads provide direct site access to El Domo.

For further information:

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things the discussions regarding strategies for the development of the Project; the start of construction at the Project and the timing of bringing it into production;   the timing and results of further metallurgical tests, geotechnical drilling, advancing power supply, optimizing access infrastructure, completing detailed engineering design, improving process plant efficiency, mining pit optimization, and selecting vendors for mine, process plant, tailings storage, and mill equipment. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. Such factors and assumptions include, amongst others, risks related to the exploration, development, production, recoveries and other anticipated or possible future developments at the Project, including, without limitation, that exploration, development and production activities will not occur or be as anticipated; business integration risks; the  outcome of the appeal (the "Appeal") to the provincial court of the ruling made by the local court in Las Naves Canton, Bolívar Province, Ecuador in respect of litigation brought by a group of plaintiffs concerning the environmental consultation process for the Project; change in national and local governments, legislation, taxation, controls, regulations and political or economic developments; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; interpretations of scientific and technical information; fluctuations in spot and forward prices of copper or certain other commodities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); discrepancies between actual and estimated metallurgical recoveries; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; joint venture partners; our ability to comply with environmental, health and safety laws; environmental risks; foreign exchange rate fluctuations; key personnel; dependence on management; and the economic, business and political conditions in China, Ecuador and Canada. The foregoing list of assumptions is not exhaustive. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including the Appeal or subsequent developments in the litigation and potential  impacts of the Appeal or such subsequent litigation developments on the Project, could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in their public reports and filings which are available under its profile at www.sedarplus.ca.

CAUTIONARY NOTE TO US INVESTORS

The technical and scientific information contained herein has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum classification system, which differs significantly from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.

Additional information relating to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com.

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 08:00e 21-AUG-24